ADM ENDEAVORS, INC.

2021 N. 3rd Street Bismarck, N.D. 58501

701-226-9057 Fax-360-838-9500

tamees@btinet.net

April 16, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:     Pamela A. Long, Assistant Director

Era Anagnosti, Staff Attorney
Edward M. Kelly, Senior Counsel
Jenn Do, Staff Accountant
Alfred P. Pavot, Jr., Staff Accountant

Re:       ADM Endeavors, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 4, 2014

File No. 333-191618

To Whom It May Concern:

On behalf of ADM Endeavors, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated April 10, 2014 (the “SEC Letter”) regarding the Registration Statement on form S-1 (the “Registration Statement”).

Changes in Registrant's Certifying Accountant, page 24

1. In accordance with the staff’s comments, please be advised that the qualifying language has been removed.

Financial Statements

2. In accordance with the staff's comments, please be advised that the financial statements have been placed inside the prospectus.

1

Securities and Exchange Commission

Page Two

April 16, 2014

Report of Independent Registered Public Accounting Firm, page F-1

3. Please be advised that the auditor's report includes a going concern paragraph.

Exhibit 5.1

4. Please be advised that counsel's opinion has been revised accordingly.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors Inc.

By: /s/ Ardell D. Mees

Ardell D. Mees

President/Chief Executive Officer

2